INVEST IN **ATENSE INC.**

# Atense Computer Vaccine protects all computing devices - no more SolarWinds hack

■ PITCH VIDEO   ■ INVESTOR PANEL





**LEAD INVESTOR** ▲

**Wayne A. Lampert**  Corporate Attorney

I have been a corporate attorney for 35 years serving businesses in California and Texas. I have known John Almeida since 2007 and have worked with him in business matters extensively since then, as well as have developed a strong friendship. For all these years and to the best of my knowledge, John is honest, dedicated, and resilient. He is not a quitter, and will work however long it takes to find a solution to the problem at hand. In his prior company, John generated over $2,000,000 in patent licensing revenue. His patents are used in many of the top websites in the world. John is passionate about benefiting the world by creating a product that can effectively fight viruses and malware. Since being a

atense.com   Plano TX

| Hardware | Software | Technology | Saas | Minority Owned |

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**OVERVIEW**   DETAILS   UPDATES 13   WHAT PEOPLE SAY 31   ASK A QUESTION 8

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## Highlights

1. Global cybersecurity market is predicted to grow from $167 billion in 2019 to $248 billion in 2023.

2. We have a working prototype which is 70% complete to becoming a commercial product.

3. The computer is shielded from all malware, computer viruses, and ransomware.

4. We hold 10 US patents and have patents pending in Europe, India, and China.

5. The US DoD and large enterprises have already expressed interest in using our technology.

6. The founding team has over 75 years experience in technology and startups.

7. The founding team is responsible for having raised 200 million US dollars over their careers.

8. The founder has invested over $600,000 in funds and labor

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## Our Team



**John Almeida**  Founder and CEO

Mr. Almeida holds 26 US patents currently used in virtual content, encryption, online advertising, social networking, and e-commerce. Eight patents will be utilized in Atense Computer Vaccine.

I, John Almeida, have been in the computer industry since 1984. In 2006 my computer was infected. It took me one week to remove all malware from my computer. At that moment, I decided to

change the computer security industry.



**Rick O'Hara** Advisor and Acting COO

Mr. O'Hara has over 30 years of experience in management consulting and as CFO of young technology companies. Areas of expertise include fundraising, management, business and strategic planning, financial modeling, and launching new ventures.



**Rohit Magdum** CTO

Mr. Magdum has over 10 years of experience as project lead and project architect engineer managing development teams for projects in machine learning, cyber security, network security, kernel development for Linux and Windows, and IoT.



**Meyer Clapman** Business Development/Government Relations

Mr. Clapman has 23 years of experience in Business Development and is a pioneer in the retail merchant payment space. As the Director of Business Development, he directly contributed to a former employer achieving $3.5 Billion in annual sales.

# COMPUTER VACCINE

*Atense Computer Vaccine controls what runs and doesn't run on a Windows computer. Authorized software runs, but malware, old and new, gets blocked at arrival.*

## PROBLEM

Computer infection and hacking is a major Global problem where millions of dollars are lost on the daily basis.

## AVAILABLE TECHNOLOGIES

Computer antivirus and anti-malware scan computer's files producing a digital fingerprint, then matching the fingerprint with known computer malware. The problem is, over one million malware get released daily and computers with up-to-date anti-malware get infected and hacked all the time.

## ATENSE'S SOLUTION

Atense Computer Vaccine encrypts every legitimate software program on a computer, creating a new executable program incorporating a digital DNA fingerprint unique to the computer. Computer Vaccine places itself within the operating system, so only programs with digital DNA can run. This prevents any malware or code injection invasions.

*Atense Computer Vaccine protects any computer running the Windows operating system: laptop, desktop, server, virtual machine, and the cloud.*

## HISTORY

In 2006 the founder, John Almeida, was hacked, even though his computer had up-to-date anti-malware software installed and running. But anti-malware software is a reactive solution and only stops known malware and it could not stop the malware.

He invested eleven years doing research and, in the middle of 2017, a breakthrough. The solution to stop the malware epidemic was, having a kernel software driver working in the operating system to control what can and cannot be installed and executed on the computer.

Up to now, Atense has been granted ten US patents for this technology, with several more US patents pending, and patents filed in China, Europe, and India.

The founder, through another entity which the founder controls, has given to Atense a free non-exclusive license for sixteen additional US patents.

## A MESSAGE FROM THE ATENSE'S CEO



A Message from Atense's CEO
Watch on YouTube

## ATENSE COMPUTER VACCINE DEMO OF THE WORKING PROTOTYPE

Please watch the demo below and you'll see for yourself Atense Computer Vaccine stopping computer infection and hacking attempts.



Atense Computer Vaccine Demonstration
Atense Inc.
DEFENSE
www.atense.com
Watch on YouTube

## INDUSTRY AND COMPETITOR ANALYSIS

The top three players, who hold a 36% market share of the US cybersecurity market and gross over $5 billion dollars yearly, are focused on antimalware. But antimalware is a reactive solution that only stops known malware and over one million new malware strains are released every day. Atense Computer Vaccine is a proactive solution that stops malware without knowing anything about it. With our solution, malware is immediately disabled upon arrival.

Market Concentration
Top 3 players - 36% market share
3700 firms - remaining 64%
Low barriers to entry
Check Point
McAfee
Symantec
36%
64%
Others

THEY HAVE IN COMMON
REACTIVE SOLUTION
React to already known cyber security flaws
ATENSE
PROACTIVE SOLUTION
Stops a cyber attack without knowing any cyber security flaw
Symantec
$3.1 billion
McAfee
$2.1 billion
Check point Software
$468 million



## MARKET SEGMENT

Our target markets include businesses and governments, which comprise 79% of the US market. The US government alone invested an average of $15 billion in cybersecurity in 2019. We anticipate getting some revenues from the consumer sector but plan to focus our marketing and sales efforts on commercial and government customers.



**US GOVERNMENT = 7.4%**

$15 billion were spent in cyber security in 2019, representing a 4.1% increase from 2018

**US BUSINESS = 71.6%**

**BANKING AND FINANCE**
Range from $22 million to $34.1 billion in annual sales

**RETAILERS**
Range from $125 million to $19 billion in annual revenue

**HEALTH CARE**
Range in size $45 million to $34 billion in annual revenue

ATENSE TARGET MARKET

■ Business   ■ Consumers   ■ Government

## SALES FORECAST

We anticipate providing turnkey Atense Computer Vaccine solutions to businesses and governments on ongoing support using a SaaS (Software as a Service) revenue model. We also anticipate licensing our technology to manufacturers of web-connected devices, such as cell phones, IoT devices, computers, and peripherals. Because each new client generates ongoing subscription revenues, this relatively flat sales forecast generates a rapidly expanding subscription base.



Total SaaS Subscriptions (000s)

■ Small Commercial   ■ Large Commercial   ■ Government
*These are the company's objectives but not guaranteed.*

## FINANCIAL FORECAST

The financial projections are based on conservative projections, known capital costs, and competitive pricing with comparable products already in the marketplace. Below are summary projected income statements for the next three years.

### P&L Forecast Summary ($000)

|  | Year 1 | | Year 2 | | Year 3 | |
|---|---|---|---|---|---|---|
| **Gross Revenue** | | | | | | |
| Computer Vaccine Encryption Boards | 123 | 32% | 792 | 17% | 2,336 | 12% |
| Computer Vaccine Encryption Subscriptions | 257 | 68% | 3,891 | 83% | 16,780 | 88% |
| Gross Revenue | 380 | 100% | 4,683 | 100% | 19,116 | 100% |
| Less COGS | 164 | 43% | 1,024 | 22% | 1,984 | 10% |
| Gross Margin | 216 | 57% | 3,659 | 78% | 17,132 | 90% |
| | | | | | | |
| **Operating Expenses** | | | | | | |
| General & Admin | 304 | 80% | 716 | 15% | 1,117 | 6% |
| Sales & Marketing | 200 | 53% | 1,369 | 29% | 3,192 | 17% |
| Research & Development | 431 | 113% | 1,889 | 40% | 4,917 | 26% |
| Operations | 161 | 42% | 837 | 18% | 1,449 | 8% |
| Total Operating Expenses | 1,097 | 289% | 4,810 | 103% | 10,675 | 56% |

| | | | | | | |
|---|---|---|---|---|---|---|
| EBITDA | (881) | -232% | (1,151) | -25% | 6,457 | 34% |
| | | | | | | |
| Depreciation | (10) | -3% | (45) | -1% | (97) | -1% |
| Interest Income (Expense) | - | 0% | - | 0% | - | 0% |
| Pretax Income | (881) | -232% | (1,151) | -25% | 6,457 | 34% |
| Income Taxes | - | 0% | - | 0% | 1,068 | 6% |
| Net Income | (881) | -232% | (1,151) | -25% | 5,389 | 28% |
| | | | | | | |
| Headcount | 15 | | 42 | | 77 | |

* These are the company's objective but not guaranteed